Exhibit 12 - Computation of Ratio of Consolidated Earnings to Fixed Charges and Preferred Stock Dividends

                                                                     For the Years Ended December 31
(dollars in millions)                                              1993           1992            1991
Fixed Charges
  Interest expense                                                 $ 41           $ 40           $  46
  Interest capitalized                                                -              8               8
  Portion of rents representative of interest                        27             28              31
    Total fixed charges                                              68             76              85
  Preferred stock dividend requirements (A)                          48             48              37
Combined Fixed Charges and Preferred Stock Dividends               $116           $124           $ 122

Consolidated Earnings Available for Fixed Charges and
  Preferred Stock Dividends
  Income (loss) from continuing operations before income taxes and
    cumulative effect of adopting new accounting standards         $ 99           $ 35           $(141)
  Adjustments:
  Fixed charges                                                      68             76              85
    Less interest capitalized during the period                       -             (8)             (8)
  Consolidated earnings available for fixed charges and preferred
    stock dividends                                                $167           $103           $ (64)
Ratio of Consolidated Earnings to Fixed Charges                     2.5            1.4              (B)

Ratio of Consolidated Earnings to Combined Fixed
  Charges and Preferred Stock Dividends                             1.4             .8              (B)

(A) Preferred stock dividend requirements of $48 million in 1993 and 1992 and $37 million in 1991 divided by 100% less the effective income tax rate of 0% in 1993, 1992, and 1991.
(B) In 1991, earnings were inadequate to cover combined fixed charges and preferred stock dividends by $186 million, and inadequate to cover fixed charges by $149 million.
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